

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

November 18, 2009

Mr. Brian R. Jones
Chief Financial Officer
CKX Lands, Inc.
700 Pujo Street, Suite 200
Lake Charles, LA 70601

> **Re:** **CKX Lands, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 23, 2009**
> **File No. 1-31905**

Dear Mr. Jones:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008

Controls and Procedures, page 7

Evaluation of Disclosure Controls and Procedures, page 7

1. Revise your filing to clarify whether management concluded that your disclosure controls and procedures were effective or ineffective as of December 31, 2008. Refer to Regulation S-K, Item 307.

Management's Annual Report on Internal Control Over Financial Reporting, page 7

2.   Revise your filing to clarify the date that management assessed your internal control over financial reporting to be ineffective. Refer to Regulation S-K, Item 308T(a)(3).

Financial Statements

Note 8 – Walker Louisiana Properties Land Sale, page 23

3.   You explain that the April 30, 2007, sale of your interests in the Calcasieu Parish land was a 1031 exchange. Clarify in your financial statement footnotes and in your management's discussion and analysis what you received in exchange for your interests in that property.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Sandy Eisen at (202) 551-3864 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3461 with any other questions.

Sincerely,

Chris White
Branch Chief